[PROSKAUER ROSE LLP LETTERHEAD]

April 29, 2010

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christian T. Sandoe, Senior Counsel

Re:         Ares Capital Corporation Preliminary Proxy Statement Initially Filed April 14, 2010
(File No. 814-00663)

Dear Mr. Sandoe:

In a telephone conversation on April 23, 2010, you provided us with comments on the preliminary proxy statement filed by Ares Capital Corporation (the “Fund”) on April 14, 2010.  We have revised the Fund’s proxy statement to respond to the comments you provided during the telephone conversation.  We are concurrently filing via EDGAR as a correspondence filing this letter.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the relevant revised disclosure.

Introductory Language, page 1

1.              You asked the Fund to revise the first page of the proxy statement to clarify how stockholders whose shares are held through a broker, bank or other institution or nominee can revoke their proxies before the stockholder vote.

The Fund has revised the third paragraph on page 1 of the revised proxy statement to add the following sentence:

“If your shares are held for your account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the Annual Meeting, you must contact such broker, bank or other institution or nominee to determine how to revoke your vote in accordance with their policies a sufficient time in advance of the Annual Meeting.”

Proposal 1, page 3

2.              You asked the Fund to revise the heading of the last column of the table on page 3 to make it clear that the information included is for the past 5 years.

The Fund has revised the heading of the last column of the table on page 3 to read “Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director During Past 5 Years” and has revised the table to include all the other directorships of public or registered investment companies held by each director or director nominee during the past 5 years.

Board’s Role in Risk Oversight, page 15

3.              You asked the Fund to explain what effect the manner in which the Fund’s board of directors administers its risk oversight function has on the board’s leadership structure as required by Item 407(h) of Regulation S-K.

The Fund has inserted the following paragraph after the fourth paragraph in the Board Role in Risk Oversight section on page 13 of the revised proxy statement:

“The Company believes that the extent of its board’s (and its committees’) role in risk oversight complements its board’s leadership structure because it allows the Company’s independent directors, through the two fully independent board committees, executive sessions with the Chief Compliance Officer, auditor and independent valuation providers, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.”

Nominating Committee, page 16

4.              You asked the Fund to clarify whether the Fund’s nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees and to describe how the nominating committee (or the board) assesses the effectiveness of its policy.

The Fund has revised the third paragraph of the Nominating Committee section on page 14 of the revised proxy statement to read as follows:

“In considering which persons to nominate as directors for election by stockholders, the Company’s board of directors and its nominating committee consider the diversity of skills, experiences and perspectives of candidates.  The nominating committee has adopted certain policies regarding director nominations that provide that the Board shall take into account candidates that represent a range of backgrounds and experience.  As required by such policies, qualified candidates for membership on the board of directors will be considered without regard to race, color, creed, religion, national origin, age, gender, sexual orientation or disability. The nominating committee will review and evaluate each candidate’s character, judgment, skills (including financial literacy), background, experience and other qualifications (without regard to whether a nominee has been recommended by the Company’s stockholders), as well as the overall composition of the board of directors, and recommend to the board of

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directors for its approval the slate of directors to be nominated for election at the annual meeting of the Company’s stockholders.  In general, the Company seeks a board of directors that includes a diversity of perspectives and a broad range of experiences and includes individuals that possess backgrounds, skills, expertise and attributes that allow them to function collaboratively and effectively together in their oversight of the Company.  The Company’s board of directors and its nominating committee periodically review board composition and the policies with respect thereto and as part of this review, the nominating committee evaluates the effectiveness of its policies, including the provisions with respect to diversity.”

Additional Changes

As we discussed, the Fund has made additional changes to the proxy statement to include appropriate disclosure with regard to the proposed expansion of the Board of Directors of the Fund by two additional directors on April 29, 2010.  We have included the new proposed director information in brackets pending board action at a meeting scheduled later today on a nominating committee recommendation.  In addition, the Fund has made certain non-substantive changes such as filling in blanks, updating information and making stylistic changes.  To aid your review, we have attached to this letter an interim draft of a revised proxy statement reflecting proposed changes.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund’s proxy statement.  As always, thank you for your assistance and please do not hesitate to call me at (310) 284-4544 with any additional questions or comments.  As we discussed, the Fund must finalize and file the definitive proxy statement by the end of the day on Friday, April 30, 2010.

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Very truly yours,

/s/ MONICA J. SHILLING

Monica J. Shilling

Enclosures

cc:           Joshua M. Bloomstein, General Counsel of Ares Capital Corporation

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

ARES CAPITAL CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Ares Capital Corporation

280 Park Avenue, 22nd Floor

Building East

New York, NY 10017

April ~~[  ],~~30, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders (the “Annual Meeting”) of Ares Capital Corporation (the “Company”) to be held on June ~~[7],~~7, 2010 at 10 a.m., Central Time, at ~~[     ]~~The Elysian Hotel, 11 East Walton Street, Chicago, Illinois, United States ~~[    ].~~60611.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Annual Meeting. At the meeting, you will be asked to elect ~~two~~[three] directors of the Company, to ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm and to approve a proposal to authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed ~~[   ]~~25% of its then outstanding common stock).

Your vote is important regardless of the number of shares you own. We urge you to fill out, sign, date and mail the enclosed proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting.

On behalf of your board of directors, thank you for your continued interest and support.

Sincerely,

Bennett Rosenthal Chairman of the Board of Directors

Ares Capital Corporation

280 Park Avenue, 22nd Floor

Building East

New York, NY 10017

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE ~~[7],~~7, 2010

To the Stockholders of Ares Capital Corporation:

Notice is hereby given that the 2010 Annual Meeting of the Stockholders (the “Annual Meeting”) of Ares Capital Corporation, a Maryland corporation (the “Company”), will be held on June ~~[7],~~7, 2010 at 10 a.m., Central Time, at ~~[     ]~~The Elysian Hotel, 11 East Walton Street, Chicago, Illinois, United States ~~[    ],~~60611, for the following purposes:

1.                                       To elect ~~two~~[three] directors to serve for a term of three years, and until their successors are duly elected and qualify;

2.                                       To consider and vote upon the ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2010;

3.                                       To consider and vote upon a proposal to authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed ~~[   ]~~25% of its then outstanding common stock); and

4.                                       To consider and take action upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Only the holders of record of shares of common stock of the Company at the close of business on May 5, 2010 will be entitled to receive notice of and vote at the meeting.

It is important that all stockholders participate in the affairs of the Company, regardless of the number of shares owned. Accordingly, the Company urges you to promptly fill out, sign, date and return the enclosed proxy card or authorize your proxy by telephone or through the Internet even if you plan to attend the meeting. Instructions are shown on the proxy card.

You have the option to revoke the proxy at any time prior to the meeting, or to vote your shares personally on request if you attend the meeting. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the meeting may be adjourned in order to permit further solicitation of proxies by the Company.

By Order of the Board of Directors,

Merritt S. Hooper Secretary

New York, New York

April ~~[   ],~~30, 2010

Ares Capital Corporation

280 Park Avenue, 22nd Floor

Building East

New York, NY 10017

Proxy Statement

2010 Annual Meeting of Stockholders

The proxy card that accompanies this statement is being solicited by the board of directors of Ares Capital Corporation, a Maryland corporation (the “Company,” “we,” “us” or “our”), for use at the 2010 Annual Meeting of Stockholders (the “Annual Meeting”) to be held on June ~~[7],~~7, 2010 at 10 a.m., Central Time, at ~~[    ]~~The Elysian Hotel, 11 East Walton Street, Chicago, Illinois, United States ~~[    ],~~60611, or at any adjournment or postponement thereof. This proxy statement, the accompanying proxy card and the Company’s Annual Report on Form 10-K, which includes audited financial statements for the year ended December 31, 2009, are first being sent to the Company’s stockholders on or about May ~~[5],~~11, 2010.

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (i.e., authorizing someone to vote your shares). If you properly ~~sign and date the accompanying~~authorize your proxy ~~card~~ and the Company receives it in time for the Annual Meeting, the persons named as proxies will vote the shares registered directly in your name in the manner that you specify. If no specification is made, the votes entitled to be cast by such shares will be cast FOR the election of the ~~two~~[three] director nominees, FOR the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and FOR the proposal to authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed ~~[   ]~~25% of its then outstanding common stock).

Any stockholder “of record” (i.e., you hold shares directly in your name) giving a valid proxy for the Annual Meeting may revoke it before it is exercised by giving a later-dated properly executed proxy, by giving notice of revocation to the Company in writing before or at the Annual Meeting or by attending the Annual Meeting and voting in person. However, the mere presence at the Annual Meeting of the stockholder does not revoke the proxy. If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Annual Meeting only if you obtain proper written authority from your institution or nominee and present it at the meeting. If your shares are held for your account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the Annual Meeting, you must contact such broker, bank or other institution or nominee to determine how to revoke your vote in accordance with their policies a sufficient time in advance of the Annual Meeting.

Unless revoked as stated above, the shares of common stock represented by valid proxies will be voted on all matters to be acted upon at the Annual Meeting. With respect to the election of directors, proxies cannot be voted for a greater number of persons than the number of nominees named.

The board of directors is not aware of any matter to be presented for action at the Annual Meeting other than the matters set forth herein. Should any other matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such matters. The stockholders of the Company have no dissenter’s or appraisal rights in connection with any of the proposals described herein.

The record date for determination of stockholders entitled to vote at the Annual Meeting is the close of business on May 5, 2010. As of April ~~[     ],~~29, 2010, there were [         ] shares of the Company’s common stock outstanding. Each share of common stock has one vote. The presence, in person or by proxy, of the holders of shares of stock of the Company entitled to cast a majority of the votes entitled to be cast shall constitute a quorum for the purposes of the Annual Meeting. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the chairman of the meeting may adjourn the Annual Meeting in order to permit further solicitation of proxies by the Company.

Abstentions and broker non-votes, where a broker proxy indicates that the nominee has not received instructions on a particular proposal and does not have discretionary authority to vote the shares on such proposal, will be deemed to be present for the purpose of determining a quorum for the Annual Meeting. However, abstentions and broker non-votes are not counted as votes cast. The affirmative vote of the holders of at least a majority of the total outstanding shares of the Company’s common stock is required under the Company’s Bylaws (as amended, the “Bylaws”) to approve Proposal 1 (to elect ~~two~~[three] directors to serve for a term of three years, and until their successors are duly elected and qualify). For purposes of the vote on Proposal 1, abstentions and broker non-votes will have the same effect as votes against this proposal.

The affirmative vote of at least a majority of all of the votes cast at a meeting at which a quorum is present is required for approval of Proposal 2 (to ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm). For purposes of the vote on Proposal 2, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

The affirmative vote of at least a “majority,” as defined in the Investment Company Act of 1940 (the “Investment Company Act”), of (1) the outstanding shares of the Company and (2) the outstanding shares of the Company held by persons that are not affiliated persons of the Company, is required to approve Proposal 3 (to authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed ~~[   ]~~25% of its then outstanding common stock)). Under the Investment Company Act, the vote of holders of a “majority” means the vote of the holders of the lesser of (a) 67% or more of the outstanding shares of the Company’s common stock present at the Annual Meeting or represented by proxy if the holders of more than 50% of the shares of the Company’s common stock are present or represented by proxy and (b) more than 50% of the Company’s outstanding shares of common stock. Abstentions and broker non-votes will have the effect of a vote against this proposal.

The Company will bear the cost of solicitation of proxies in the form accompanying this statement. Proxies will be solicited by mail or by requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of common stock held of record by such brokers, custodians, nominees and fiduciaries, each of whom the Company will reimburse for its expenses in so doing. In addition to the use of mail, directors, officers and regular employees of the Company’s investment adviser, without special compensation therefor, may solicit proxies personally, by telephone ~~and~~, by electronic mail or by facsimile, telegram or other electronic means from stockholders.

The Company has engaged the services of D.F. King & Co., Inc. (“D.F. King”) for the purpose of assisting in the solicitation of proxies at an anticipated cost of approximately $[      75,000] plus reimbursement of certain expenses and fees for additional services requested. Please note that D.F. King may solicit stockholder proxies by telephone on behalf of the Company. They will not attempt to influence how you vote your shares, but only ask that you take the time to authorize your proxy. You may also be asked if you would like to authorize your proxy over the telephone and to have your voting instructions transmitted to the Company’s proxy tabulation firm.

PROPOSAL 1: ELECTION OF DIRECTORS

Under the Company’s charter (as amended, the “Charter”) and the Bylaws (together with the Charter, the “Charter Documents”), the Company’s directors are divided into three classes. Directors are elected for a staggered term of three years each, with a term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

The terms of Frank E. O’Bryan, [Antony P. Ressler] and Eric B. Siegel, the Class III directors, will expire at the Annual Meeting, and they have been nominated by the nominating committee of the board of directors and by the board of directors, in accordance with the Bylaws, to stand for re-election at the Annual Meeting and to hold office until the annual meeting to be held in 2013 and until their successors are duly elected and qualify. Messrs. O’Bryan, [Ressler] and Siegel have agreed to serve as directors if elected and have consented to be named as nominees. The Charter Documents provide that directors shall be elected by the affirmative vote of the holders of at least a majority of the shares of common stock outstanding and entitled to vote in such election. Therefore, the affirmative vote of at least a majority of the shares of common stock outstanding as of the close of business on the record date is required to elect Messrs. O’Bryan, [Ressler] and Siegel as directors of the Company for the term for which they have been nominated.

A stockholder can vote for or withhold his or her vote from such nominee. In the absence of instructions to the contrary, it is the intention of the persons named as proxies to vote such proxy FOR the election of the nominees named herein. If any nominee should decline or be unable to serve as a director, it is intended that the proxy will be voted for the election of such person as is nominated by the nominating committee of the board of directors and by the board of directors as a replacement. The board of directors has no reason to believe that any nominee will be unable or unwilling to serve.

The board of directors recommends that you vote for the election of Frank E. O’Bryan, [Antony P. Ressler] and Eric B. Siegel as directors of the Company for the term for which they have been nominated.

Information about the Director Nominees, the Directors and the Executive Officers

The following information as of April ~~[  ],~~29, 2010 was furnished to the Company by each director nominee and each currently serving director and executive officer, and sets forth the name, age, principal occupation or employment of each such person, all positions and offices such director nominee, director or executive officer has held with the Company, and the period during which he has served as a director or executive officer of the Company. Messrs. O’Bryan, [Ressler] and Siegel have not been proposed for election, nor has any director or executive officer of the Company been selected as a director or executive officer of the Company, pursuant to any agreement or understanding with the Company or any other person[; provided that Ann Torre Bates’ name was submitted to the nominating committee of the board of directors to fill a vacancy in accordance with the terms of the merger agreement entered into in connection with the Company’s acquisition of Allied Capital Corporation]. As used herein, Ares Partners Management Company LLC and its direct and indirect subsidiaries, including Ares Management LLC (“Ares Management”), are collectively referred to as “Ares,” unless the context otherwise requires.

The Company divides its directors into two groups—interested directors and independent directors. Interested directors are “interested persons” as defined in the Investment Company Act.

~~In addition, the Company intends to increase the number of directors from seven to nine in total.  The board of directors intends to submit the name of one former member of Allied Capital Corporation’s board of directors to the Company’s nominating committee to fill one of the two vacancies.~~

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director During Past 5 Years
Nominees for Class III Directors—Term Expiring in 2013
Independent Directors
Frank E. O’Bryan, 76	Director	Class III Director since 2005 (term expires in 2010)	Since 2004, Mr. O’Bryan has been retired.	None(3)	The First American Corp.
Eric B. Siegel, 52	Director	Class III Director since 2004 (term expires in 2010)

Since 1995, Mr. Siegel has been an independent business consultant providing advice through a limited liability company owned by Mr. Siegel, principally with respect to acquisition strategy and structuring, and the subsequent management of acquired entities.

				None(3)	El Paso Electric Company
[Interested Directors
Antony P. Ressler, 49(2)	Director	Class III Director since 2010 (term expires in 2010)

Since 1997, Mr. Ressler has been a Senior Partner in the Ares Private Equity Group and sits on the Executive Committee of Ares Management. Mr. Ressler is a Senior Advisor to the Ares Capital Markets Group and also serves on the Investment Committee of all Ares Management funds.

				None(3)	Allied Waste Industries; Samsonite Corporation; WCA Waste Corporation

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director During Past 5 Years
Class II Directors—Term Expiring in 2012
Independent Directors
Gregory W. Penske, 47	Director	Class II Director since 2009 (term expires in 2012)	Since 1993, Mr. Penske has served as President and CEO of Penske Motor Group, Inc. (PMG), an automotive group that owns and operates Toyota, Lexus and Scion dealerships in California.	None(3)	Alltel Corporation; International Speedway Corporation
Interested Directors
Robert L. Rosen, 63(~~2~~4)	Director	Class II Director since 2004 (term expires in 2012)

Since August 2005, Mr. Rosen has served as managing partner of RLR Capital Partners and RLR Focus Fund, which invest principally in the securities of publicly traded North American companies. From February 2005 until August 2005, Mr. Rosen worked on the documentation and fund raising leading to the launch of RLR Capital Partners and RLR Focus Fund. From 1987 to the present, Mr. Rosen has been CEO of RLR Partners, LLC, a private investment firm with interests in financial services, healthcare, media and multi-industry companies.

None(3)
Bennett Rosenthal, 46(~~4~~5)	Chairman and Director	Class II Director since 2004 (term expires in 2012)

Since 2004, Mr. Rosenthal has served as Chairman of the Company’s board of directors. He joined Ares Management in 1998 as a Senior Partner in its Private Equity Group and is a member of its Executive Committee. Mr. Rosenthal also serves on the Investment Committee of Ares Capital Management.

				None(3)	Hanger Orthopedic Group, Inc.
Class I Directors—Term Expiring 2011
Interested Directors
Michael J. Arougheti, 37	Director and President	Class I Director since February 2009 (term expires 2011); President since May 2004 (indefinite term)

Since May 2004, Mr. Arougheti has served as President of the Company and since February 2009, he has served as a director of the Company. He is a member of the Executive Committee of Ares Management. He is also a Senior Partner in the Private Debt Group of Ares Management. In addition, Mr. Arougheti serves as a member of the Investment Committee of Ares Capital Management and of the Investment Committee for all Ares European Credit Funds.

				None(3)	Planet Organic Health Corp.
Independent Directors
[Ann Torre Bates, 52	Director	Class I Director since 2010 (term expires in 2011)	Since 1997, Ms. Bates has been a strategic and financial consultant.	None(3)	Franklin Mutual Series and Recovery Funds, Franklin Templeton Funds, SLM Corporation (Sallie Mae) and Allied Capital Corporation]
Douglas E. Coltharp, 48	Director	Class I Director since 2004 (term expires in 2011)

Since May 2007, Mr. Coltharp has been a partner at Arlington Capital Advisors and Arlington Investment Partners, Birmingham-based financial advisory and private equity businesses. From November 1996 to May 2007, he was the Executive Vice President and Chief Financial Officer of Saks Incorporated and its predecessor organization (NYSE “SKS”), a publicly listed company that operates department stores.

				None(3)	Under Armour, Inc.; rue21, inc.

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships of Public or Registered Investment Companies Held by Director or Nominee for Director During Past 5 Years
Executive Officers Who Are Not Directors
Joshua M. Bloomstein, 36	General Counsel, Vice President and Assistant Secretary	General Counsel since January 2010, Vice President and Assistant Secretary since November 2006 (indefinite term)

Since January 2010, Mr. Bloomstein has served as General Counsel of the Company. He joined Ares Management in November 2006 and currently serves as the Deputy General Counsel of Ares Management. From January 2005 to October 2006, Mr. Bloomstein was an associate with Latham & Watkins LLP specializing in leveraged buyouts and private equity investments as well as general partnership and corporate matters.

Richard S. Davis, 51	Chief Financial Officer	Since March 2007 (indefinite term)

Since March 2007, Mr. Davis has served as Chief Financial Officer of the Company. He joined Ares Management in June 2006 and currently serves as Executive Vice President—Finance and Co-Chief Operating Officer of Ares Management. Prior to that, Mr. Davis was with Arden Realty, Inc., a real estate investment trust, serving as its Executive Vice President, Chief Financial Officer from July 2000 through May 2006.

Merritt S. Hooper, 48	Secretary and Assistant Treasurer	Since April 2007 (indefinite term)

Since April 2007, Ms. Hooper has served as Secretary and Assistant Treasurer of the Company. Since 1997, Ms. Hooper has served as Senior Vice President of Ares Management, as Director of Investor Relations/Marketing for all Ares Management funds, and as a senior investment analyst in the Capital Markets Group. From July 2004 to March 2007, Ms. Hooper served as Treasurer of the Company and, from July 2004 to May 2007, as Vice President of Investor Relations of the Company.

Daniel F. Nguyen, 38	Treasurer	Treasurer since March 2007 (indefinite term)

Since March 2007, Mr. Nguyen has served as Treasurer of the Company. From July 2004 to March 2007, Mr. Nguyen served as Chief Financial Officer of the Company. Since August 2000, Mr. Nguyen has served as Executive Vice President and Chief Financial Officer of Ares Management.

Karen A. Tallman, 53	Chief Compliance Officer	Since June 2007 (indefinite term)

Since June 2007, Ms. Tallman has served as Chief Compliance Officer of the Company. From April 2006 to June 2007, Ms. Tallman acted as counsel to Ares Management. Prior to joining Ares Management, Ms. Tallman was General Counsel of Continuum Commerce LLC, a direct response marketing firm.

Michael D. Weiner, 57	Vice President	Since September 2006 (indefinite term)

Since September 2006, Mr. Weiner has been Vice President of the Company and a member of Ares Management and has served as Chief Legal Officer and Co-Chief Operating Officer of Ares Management. From September 2006 to January 2010, Mr. Weiner served as General Counsel to the Company. Prior to that, Mr. Weiner served as general counsel to Apollo Management L.P. and had been an officer of the corporate general partners of Apollo since 1992.

Hughes Communications, Inc., SkyTerra Communications, Inc.

(1)         The business address of each director nominee and each director and executive officer is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

[(2)        Mr. Ressler is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is a member and serves on the Executive Committee of Ares Partners Management Company LLC, the parent of Ares Management, the manager and sole member of the investment adviser.]

(3)         Other than the Company.

~~(2~~(4)      Mr. Rosen is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he has entered into a strategic advisory relationship with Ares and an affiliate of the Company owns limited partner interests in a fund controlled by Mr. Rosen.

(~~3)         Other than the Company.(4~~5)               Mr. Rosenthal is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is on the investment committee of Ares Capital Management, the Company’s investment adviser, and is a member and serves on the Executive Committee of Ares Partners Management Company LLC, the parent of Ares Management, the manager and sole member of the investment adviser.

Biographical Information

As described below under “Corporate Governance—Nominating Committee,” the board of directors has identified certain desired attributes for director nominees. Each of the directors has demonstrated high character and integrity, superior credentials and recognition in his respective field and the relevant expertise and experience upon which to be able to offer advice and guidance to the Company’s management.  Each of the directors also has sufficient time available to devote to the affairs of the Company, is able to work with the other members of the board of directors and contribute to the success of the Company and can represent the long-term interests of the Company’s stockholders as a whole. The directors have been selected such that the board of directors represents a range of backgrounds and experience. Set forth below is biographical information of each director, including a discussion of such director’s particular experience, qualifications, attributes or skills that lead the Company to conclude, as of the date of this document, that such individual should serve as a director, in light of the Company’s business and structure.

Independent Directors

[Ann Torre Bates, 52, has been a strategic and financial consultant since 1997. From 1995 to 1997, Ms. Bates served as Executive Vice President, Chief Financial Officer and Treasurer of NHP, Inc., a national real estate services firm. From 1991 to 1995, Ms. Bates was Vice President and Treasurer of US Airways, and held various finance positions from 1988 to 1991. She currently serves on the Board of Directors of the Franklin Mutual Series and Recovery Funds, the Franklin Templeton Funds and SLM Corporation (Sallie Mae). She served as a director of Allied Capital Corporation from 2003 to 2010.  Ms. Bates’ experience as a previous director of Allied Capital Corporation provides the board of directors with important knowledge in dealing with matters related to the Company’s acquisition of Allied Capital Corporation.  In addition, Ms. Bates’ experience serving as a director of other public companies in the financial sector, as well as her past experience as a chief financial officer, provides the board of directors with valuable knowledge and insight in the financial services sector as well as in financial and accounting matters.]

Douglas E. Coltharp, 48, has served as a director of the Company since 2004. Since May 2007, Mr. Coltharp has been a partner at Arlington Capital Advisors and Arlington Investment Partners, Birmingham, AL-based financial advisory and private equity businesses. Prior to that, from November 1996 to May 2007, he was the Executive Vice President and Chief Financial Officer of Saks Incorporated and its predecessor organization (NYSE “SKS”). Prior to joining Saks Incorporated, Mr. Coltharp spent ten years in the Corporate Finance Department of NationsBank (now known as Bank of America), most recently as Senior Vice President and head of the Southeast Corporate Finance Group headquartered in Atlanta. Mr. Coltharp holds a BS in Finance and Economics from Lehigh University in Bethlehem, Pennsylvania and an MBA~~.~~ from the Wharton School, University of Pennsylvania, in Philadelphia, Pennsylvania. Mr. Coltharp also serves on the board of directors of Under Armour, Inc. (NYSE “UA”) and rue21, inc. (NASDAQ “RUE”).  Mr. Coltharp’s previous experience as chief financial officer of a publicly traded company provides the board of directors with a wealth of knowledge in dealing with financial and accounting matters, and particularly qualifies him to serve in his role as chairman of the audit committee. As an executive of financial advisory and private equity companies and as a director of other publicly traded companies, Mr. Coltharp also brings broad financial industry and specific investment management knowledge and experience to the board of directors.

Frank E. O’Bryan, 76, has served as a director of the Company since 2005. Mr. O’Bryan served as Chairman of the Board of WMC Mortgage Company from 1997 to 2003 and as a Vice Chairman until 2004, when the company was sold to General Electric Corporation. Mr. O’Bryan served as Vice Chairman of Shearson/American Express Mortgage Corp. (formerly Western Pacific Financial) and as a Director of Shearson American Express from 1981 to 1985 and prior to that served as a Director and senior executive of Shearson Hayden Stone from 1979 to 1981. Mr. O’Bryan holds a BS in Business from the University of Arizona. Mr. O’Bryan has been a Director of The First American Corporation since 1994. Mr. O’Bryan is a past member of the boards of directors of Damon Corporation, Grubb & Ellis, Standard Pacific Corporation and Farmers & Merchants Bank.  Mr. O’Bryan’s long and varied business career, including his service as a director of numerous public and private companies, allows him to provide key experience and insight, especially with respect to issues specific to boards of directors of public companies and companies in the financial services industry. Mr. O’Bryan also provides valuable knowledge and expertise in financial and accounting matters to the board and, specifically, to the audit committee from his service on the audit committees of The First American Corporation and Standard Pacific Corporation.

Gregory W. Penske, 47, has served as a director of the Company since February 2009. Mr. Penske has served as President and CEO of Penske Motor Group, Inc., an automotive group that owns and operates Toyota, Lexus and Scion dealerships in California, since 1993. Mr. Penske was the former President and CEO of Penske Motorsports, Inc., which operated racetracks across the country. Penske Motorsports, Inc. was publicly traded on the NASDAQ exchange and was thereafter sold to International Speedway Corporation in 1999. Mr. Penske serves as a member of the boards of directors for Penske Corporation, the Los Angeles Sports Council and Friends of Golf, Inc.  He is a member of the Toyota Parts and Service Advisory Council, the Toyota President’s Cabinet and the Toyota Board of Governors. Mr. Penske is also a former member of the boards of directors of the Alltel Corporation, International Speedway Corporation and the Southern California Committee for the Olympic Games and the Board of Trustees of the John Thomas Dye School. Mr. Penske holds a BS in Business from Cornell University. Because of Mr. Penske’s experience as the chief executive officer of both public and private companies, as well as his previous service as director of several other publicly traded companies, he is able to provide the board of directors with the perspective of an experienced executive officer and is able to give insight related to the management and operations of a publicly traded company.

Eric B. Siegel, 52, has served as a director of the Company since 2004. Since 1995, Mr. Siegel has been an independent business consultant providing advice through a limited liability company owned by Mr. Siegel, principally with respect to acquisition strategy and structuring, and the subsequent management of acquired entities. Mr. Siegel is currently a member of the Advisory Board of and consultant to the Milwaukee Brewers Baseball Club and a Director and Chairman of the Executive Committee of El Paso Electric Company, a NYSE publicly traded utility company. Mr. Siegel is also a past member of the boards of directors of a number of public and private companies, including Kerzner International Ltd. until it went private in 2006. Mr. Siegel rejoined the board of Kerzner International Ltd., currently a private company, in 2008. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. and Lion Advisors, L.P., private investment management firms. Mr. Siegel is also a member of the Board of Trustees of the Marlborough School, a member of the board of directors of the Friends of the Los Angeles Saban Free Clinic and a board member of Reprise Theatre Company, a non-profit theatre organization. Mr. Siegel holds his BA summa cum laude and Phi Beta Kappa and JD Order of the Coif from the University of California at Los Angeles.  Mr. Siegel’s experience practicing as a corporate lawyer provides valuable insight to the board of directors on regulatory and risk management issues. In addition, Mr. Siegel’s experience as a partner in investment firms and approximately 18 years of experience serving as a director for both public and private companies provide industry-specific knowledge and expertise to the board of directors.

Interested Directors

Michael J. Arougheti, 37, ~~serves~~has served as President of the Company since May 2004 and became a director of the Company in February 2009. Mr. Arougheti joined Ares Management in May 2004 and is a member of its Executive Committee. Mr. Arougheti is also a Senior Partner in the Private Debt Group of Ares Management. In addition, Mr. Arougheti serves as a member of the Investment Committee of Ares Capital Management and of the Investment Committee for all Ares European Credit Funds. From 2001 to 2004, Mr. Arougheti was employed by Royal Bank of Canada, where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm’s Mezzanine Investment Committee. At RBC Capital Partners, Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle market leveraged loans, senior and junior subordinated debt, preferred equity and common stock and warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined Royal Bank of Canada in October 2001 from Indosuez Capital, where he was a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Mr. Arougheti sat on the firm’s Investment Committee and was also active in the firm’s private equity fund investment and its fund of funds program. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder, Peabody & Co., where he was a member of the firm’s Mergers and Acquisitions Group, advising clients in various industries, including natural resources, pharmaceuticals and consumer products. Mr. Arougheti has extensive experience in leveraged finance, including senior bank loans, mezzanine debt and private equity. He has worked on a range of transactions for companies in the consumer products, manufacturing, healthcare, retail and technology industries. Mr. Arougheti also serves on the boards of directors of Planet Organic Health Corp., Reflexite Corporation, Investor Group Services and Riverspace Arts, a not-for-profit arts organization. Mr. Arougheti received a BA in Ethics, Politics and Economics, cum laude, from Yale University. Mr. Arougheti’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of the Company’s business and operations, gives the board of directors valuable industry-specific knowledge and expertise on these and other matters. Mr. Arougheti is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is the President of the Company, is on the investment committee of Ares Capital Management, the Company’s investment adviser, and is a member and serves on the Executive Committee of Ares Partners Management Company LLC, the parent of Ares Management, the manager and sole member of the investment adviser.

[Antony P. Ressler, 49, is a Senior Partner in the Ares Private Equity Group and sits on the Executive Committee of Ares Management. Mr. Ressler is a Senior Advisor to the Ares Capital Markets Group and also serves on the Investment Committee of all Ares Management funds.  Prior to Ares, Mr. Ressler was a co-founder of Apollo Management, L.P. in 1990 and was a member of the original six-member management team. Together with Mr. Kissick, Mr. Ressler oversaw and led the capital markets activities of Apollo Management, L.P. and Lion Advisors, L.P. from 1990 until 1997, particularly focusing on high yield bonds, leveraged loans and other fixed income assets.  Prior to 1990, Mr. Ressler served as a Senior Vice President in the High Yield Bond Department of Drexel Burnham Lambert Inc., with responsibility for the New Issue/Syndicate Desk.  Mr. Ressler currently serves on the Boards of Directors of Kinetics Holdings, LLC and Serta, Inc.  Mr. Ressler is also a member of the Board of Trustees of the Center for Early Education, the Los Angeles County Museum of Art (“LACMA”), the Alliance for College-Ready Public Schools, and is involved in the U.S. Chapter of Right to Play (formerly known as Olympic Aid), an international humanitarian organization that is committed to improving the lives of the most disadvantaged children through sports and play, currently operating in over 20 countries worldwide.  Mr. Ressler is also one of the founding members of the Board of Directors of the Painted Turtle Camp, a $40 million southern California based facility created to serve children dealing with chronic and life threatening illnesses by creating memorable, old-fashioned camping experiences. Mr. Ressler is also a former member of the boards of directors of Allied Waste Industries, Inc., Samsonite Corporation and WCA Waste Corporation. Mr. Ressler received his BSFS from Georgetown University’s School of Foreign Service and received his MBA from Columbia University’s Graduate School of Business.  Mr. Ressler’s intimate knowledge of the business and operations of Ares Management, his extensive experience in the financial industry and as a partner in investment firms and his service as a director of other public companies provides industry-specific knowledge and expertise to the board of directors.  Mr. Ressler is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is a member and serves on the Executive Committee of Ares Partners Management Company LLC, the parent of Ares Management, the manager and sole member of the investment adviser.]

Robert L. Rosen, 63, has served as a director of the Company since 2004. Mr. Rosen is managing partner of RLR Capital Partners and RLR Focus Fund which invests principally in the securities of publicly traded North American companies. From 1987 to present, Mr. Rosen has been CEO of RLR Partners, LLC, a private investment firm with interests in financial services, healthcare media and multi-industry companies. Mr. Rosen served from 2003 until 2005 as co-Managing Partner of Dolphin Domestic Fund II. In 1998, Mr. Rosen founded National Financial Partners (“NFP”), an independent distributor of financial services to high net worth individuals and small to medium-sized corporations. He served as NFP’s CEO from 1998 to 2000 and as its Chairman until January 2002. From 1989 to 1993, Mr. Rosen was Chairman and CEO of Damon Corporation, a leading healthcare and laboratory testing company that was ultimately sold to Quest Diagnostics. From 1983 to 1987, Mr. Rosen was Vice Chairman of Maxxam Group. Prior to that, Mr. Rosen spent twelve years at Shearson American Express in positions in research, investment banking and senior management, and for two years was Assistant to Sanford Weill, the then Chairman and CEO of Shearson. Mr. Rosen holds an MBA in finance from NYU’s Stern School. Mr. Rosen’s 31 years of experience as a senior executive of financial services, healthcare services and private equity funds brings broad financial industry and specific investment management insight and experience to the board of directors. Mr. Rosen’s expertise in finance, which served as the basis for his appointment as an Adjunct Professor of Finance at Fordham University Graduate School of Business, provides valuable knowledge to the board of directors.  Mr. Rosen is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he has entered into a strategic advisory relationship with Ares and an affiliate of the Company owns limited partner interests in a fund controlled by Mr. Rosen.

Bennett Rosenthal, 46, has served as Chairman of the Company’s board of directors since 2004. Mr. Rosenthal joined Ares Management in 1998 and is member of its Executive Committee and a Senior Partner in the Private Equity Group. Mr. Rosenthal also serves on the Investment Committee of Ares Capital Management. Prior to joining Ares Management, Mr. Rosenthal was Managing Director in the Global Leveraged Finance Group of Merrill Lynch and was responsible for originating, structuring and negotiating leveraged loan and high yield financings. Mr. Rosenthal was also a senior member of Merrill Lynch’s Leveraged Transaction Commitment Committee. Mr. Rosenthal is a member of the following boards of directors: AmeriQual Management, Inc., Aspen Dental Management, Inc., Hanger Orthopedic Group, Inc., Jacuzzi Brands Inc., Serta, Inc. and Nortek, Inc. Mr. Rosenthal graduated summa cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business where he also received his MBA with distinction. Mr. Rosenthal’s intimate knowledge of the business and operations of Ares Management, extensive experience in the financial industry as well as the management of private equity and debt instruments in particular and experience as a director of other public and private companies not only give the board of directors valuable insight but also position him well to continue to serve as the chairman of the Company’s board of directors. Mr. Rosenthal is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is on the investment committee of Ares Capital Management, the Company’s investment adviser, and is a member and serves on the Executive Committee of Ares Partners Management Company LLC, the parent of Ares Management, the manager and sole member of the investment adviser.

Executive Officers Who Are Not Directors

Joshua M. Bloomstein, 36, serves as the General Counsel of Ares Capital. He joined Ares Management in November 2006 and currently serves as the Deputy General Counsel of Ares Management. From January 2005 to October 2006, Mr. Bloomstein was an associate with Latham & Watkins LLP specializing in leveraged buyouts and private equity investments as well as general partnership and corporate matters. Mr. Bloomstein graduated magna cum laude with a BA in Political Science from the State University of New York at Albany and received a JD degree, magna cum laude, from the University of Miami School of Law.

Richard S. Davis, 51, serves as Chief Financial Officer of the Company. He joined Ares Management in June 2006 and currently serves as Executive Vice President Finance and Co-Chief Operating Officer of Ares Management. From December 1997 to May 2006, Mr. Davis was with Arden Realty, Inc., a real estate investment trust and formerly the largest publicly traded owner in Southern California, serving as its Executive Vice President, Chief Financial Officer since July 2000. From 1996 to 1997, Mr. Davis was with Catellus Development Corporation, where he was responsible for accounting and finance for the asset management and development divisions. From 1985 to 1996, Mr. Davis served as a member of the audit staff of both KPMG LLP and Price Waterhouse LLP. Mr. Davis is a Certified Public Accountant and a member of the American Institute of CPAs. Mr. Davis received a BS in Accounting from the University of Missouri at Kansas City.

Karen A. Tallman, 53, serves as Chief Compliance Officer of the Company and joined Ares Management in June 2007. From April 2006 to June 2007, Ms. Tallman acted as counsel to Ares Management. Prior to joining Ares Management, Ms. Tallman was General Counsel of Continuum Commerce LLC, a direct response marketing firm. From 1997 to 2002, Ms. Tallman was General Counsel and Secretary of Merisel, Inc., a NASDAQ-listed computer products distributor, and served as Senior Vice President beginning in 2001. From 1992 to 1997, Ms. Tallman was employed by CB Commercial Real Estate Group, Inc., most recently in the positions of Vice President, Secretary and Senior Counsel. Previously, Ms. Tallman was a corporate attorney for nine years at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Ms. Tallman graduated magna cum laude with a BA in Economics and Political Science from Miami University and received a JD with highest honors from George Washington University.

Michael D. Weiner, 57, serves as Vice President of the Company. Mr. Weiner is also General Counsel and Co-Chief Operating Officer of Ares Management. From September 2006 to January 2010, Mr. Weiner served as General Counsel of the Company.  Mr. Weiner joined Ares Management in September 2006 and is a member of Ares Management. Previously, Mr. Weiner served as General Counsel to Apollo Management L.P. and had been an officer of the corporate general partners of Apollo since 1992. Prior to joining Apollo, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius specializing in corporate and alternative financing transactions, securities law as well as general partnership, corporate and regulatory matters. Mr. Weiner has served and continues to serve on the boards of directors of several corporations, including Hughes Communications, Inc. and SkyTerra Communications, Inc. Mr. Weiner also serves on the Board of Governors of the Cedars Sinai Medical Center in Los Angeles. Mr. Weiner graduated with a BS in Business and Finance from the University of California at Berkeley and a JD from the University of Santa Clara.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of April [  ], 2010 (unless otherwise noted), the number of shares of the Company’s common stock beneficially owned by each of its current directors and named executive officers, all directors and executive officers as a group and certain beneficial owners, according to information furnished to the Company by such persons.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”) and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of the Company’s shares of common stock is based upon Schedule 13D, Schedule 13G or other filings by such persons with the Commission and other information obtained from such persons.  To the Company’s knowledge, as of April [   ], 2010, there were no persons that owned 5% or more of the Company’s shares of common stock.

The address for each of the directors, director nominees and executive officers is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Directors and Named Executive Officers:
Interested Directors
Michael J. Arougheti	[153,679]	(2)	[*]
[Antony P. Ressler	1,300,000	(2)	*]
Robert L. Rosen	[7,500]		[*]
Bennett Rosenthal	[None]	(2)	[ ]
Independent Directors
[Ann Torre Bates	6,513		*]
Douglas E. Coltharp	[4,500]		[*]
Frank E. O’Bryan	[12,400]		[*]
Gregory W. Penske	[None]		[ ]
Eric B. Siegel	[22,388]		[*]
Named Executive Officers Who Are Not Directors
Richard S. Davis	[72,093]		[*]
All Directors and Executive Officers as a Group ([~~10~~13] persons)	[~~281,489~~1,588,188]	(2)	[*]

*              Represents less than 1%.

(1)        Based on [        ] shares of common stock outstanding as of April [  ], 2010.

(2)        Ares Investments LLC, whose managing member is Ares Partners Management Company LLC, owned [2,859,882] shares of the Company’s common stock as of April [   ], 2010. Each of the members of Ares Partners Management Company LLC (which include Messrs. ~~Rosenthal,~~ Arougheti, [Ressler,] Rosenthal and Weiner or vehicles controlled by them) disclaims beneficial ownership of all shares of the Company’s common stock owned by Ares Investments LLC, except to the extent of any indirect pecuniary interest therein. The shares of the Company’s common stock held by Ares Investments LLC have been pledged in the ordinary course to secure indebtedness under a credit facility under which it is a co-borrower with Ares Management, an indirect subsidiary of Ares Partners Management Company LLC.

DOLLAR RANGE OF SECURITIES BENEFICIALLY OWNED BY DIRECTORS

The following table sets forth the dollar range of the Company’s equity securities beneficially owned by the director nominees and each of its other directors as of April [  ], 2010. The Company is not part of a “family of investment companies,” as the term is defined in the Investment Company Act.

Name of Director	Dollar Range of Equity Securities in the Company(1)(2)
Independent Directors(3)
[Ann Torre Bates	Over $100,000]
Douglas E. Coltharp	$~~[ ]~~50,001-$100,000
Frank E. O’Bryan	Over $~~[ ]~~100,000
Gregory W. Penske	~~[~~None~~]~~
Eric B. Siegel	Over $~~[ ]~~100,000
Interested Directors
Michael J. Arougheti	Over $~~[ ]~~100,000
[Antony P. Ressler	Over $100,000]
Robert L. Rosen	Over $~~[ ]~~100,000
Bennett Rosenthal	~~[~~None~~]~~

(1)           The dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000. The dollar range of the Company’s equity securities beneficially owned is calculated based on the closing sales price of its common stock as reported on The NASDAQ Global Select Market as of April [  ], 2010.

(2)           Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

(3)           As of April [  ], 2010, to the best of the Company’s knowledge, except as listed above, none of the independent directors, nor any of their immediate family members, had any interest in the Company, the Company’s investment adviser or any person or entity directly or indirectly controlling, controlled by or under common control with the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act, the Company’s directors and executive officers, and any persons holding 10% or more of its common stock, are required to report their beneficial ownership and any changes therein to the Commission and the Company. Specific due dates for those reports have been established and the Company is required to report herein any failure to file such reports by those due dates. Based solely upon a review of Forms 3, 4 and 5 filed by such persons, the Company believes that each of its directors, executive officers and any persons holding 10% or more of its common stock complied with all Section 16(a) filing requirements applicable to them during the fiscal year ended December 31, 2009.

CORPORATE GOVERNANCE

Director Independence

The Company’s board of directors has a majority of directors who are independent under the listing standards of The NASDAQ Global Select Stock Market LLC. The NASDAQ Manual provides that a director of a business development company (“BDC”) shall be considered to be independent if he or she is not an “interested person” of the Company, as defined in Section 2(a)(19) of the Investment Company Act. Section 2(a)(19) of the Investment Company Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company.

The Company’s board of directors has determined that the following directors are independent: [Ms. Bates and] Messrs. Coltharp, O’Bryan, Penske and Siegel. Based upon information requested from each director concerning his or her background, employment and affiliations, the Company’s board of directors has affirmatively determined that none of the independent directors has a material business or professional relationship with the Company, other than in his capacity as a member of its board of directors or any board committee.

Organization of the Board of Directors

The Company’s board of directors has established an audit committee and a nominating committee. The Company does not have a compensation committee because its executive officers do not receive any direct compensation from the Company. During 2009, the board of directors held 21 formal meetings, the audit committee held 5 formal meetings and the nominating committee held 4 formal meetings. The Company encourages, but does not require, the directors to attend the Company’s annual meeting of its stockholders. Six directors attended last year’s annual meeting of stockholders in person and one director attended telephonically. All directors attended at least 75% of the aggregate number of meetings of the board of directors and of the respective committees on which they served.

Board Leadership Structure

The Company’s board of directors monitors and performs an oversight role with respect to the business and affairs of the Company, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Company.  Among other things, the board of directors approves the appointment of the Company’s investment adviser, administrator and officers, reviews and monitors the services and activities performed by the Company’s investment adviser, administrator and officers and approves the engagement, and reviews the performance of, the Company’s independent public accounting firm.

Under the Bylaws, the board of directors may designate a chairman to preside over the meetings of the board of directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the board. The Company does not have a fixed policy as to whether the chairman of the board should be an independent director and believes that its flexibility to select its chairman and reorganize its leadership structure from time to time is in the best interests of the Company and its stockholders.

Presently, Mr. Rosenthal serves as the chairman of the board of directors. Mr. Rosenthal is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is on the investment committee of the Company’s investment adviser and is a member and serves on the Executive Committee of Ares Partners Management Company LLC, the parent of Ares Management, the manager and sole member of the Company’s investment adviser. The Company believes that Mr. Rosenthal’s history with the Company, familiarity with the Ares investment platform and extensive experience in the management of private equity and debt investments qualifies him to serve as the chairman of the board of directors. Moreover, the Company believes that it is best served through its existing leadership structure with Mr. Rosenthal as chairman of its board of directors, as Mr. Rosenthal’s relationship with the Company’s investment adviser provides an effective bridge between the board and its investment adviser, thus ensuring an open dialogue between the board and its investment adviser and that both groups act with a common purpose. The Company’s board of directors does not currently have a designated lead independent director.

The Company believes that board leadership structures must be evaluated on a case by case basis and that its existing board leadership structure is appropriate. However, the Company continually re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet the Company’s needs.

Board Role in Risk Oversight

The Company’s board of directors performs its risk oversight function primarily through (a) its two standing committees, which report to the entire board of directors and are comprised solely of independent directors and (b) monitoring by the Company’s Chief Compliance Officer in accordance with its compliance policies and procedures.

As described below in more detail under “Audit Committee” and “Nominating Committee,” the audit committee and the nominating committee assist the board of directors in fulfilling its risk oversight responsibilities. The audit committee’s risk oversight responsibilities include overseeing the Company’s accounting and financial reporting processes, the Company’s systems of internal controls regarding finance and accounting and audits of the Company’s financial statements. The nominating committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by the Company’s stockholders, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and the Company’s management. Both the audit committee and the nominating committee consist solely of independent directors.

The Company’s board of directors also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. The Company’s Chief Compliance Officer prepares a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and certain of its service providers. The Chief Compliance Officer’s report, which is reviewed by the board of directors, addresses at a minimum (a) the operation of the compliance policies and procedures of the Company and certain of its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which the board of directors would reasonably need to know to oversee the Company’s compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the independent directors at least once each year.

The Company believes that its board’s role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a BDC. Specifically, as a BDC the Company must comply with certain regulatory requirements that control the levels of risk in its business and operations.  For example, the Company’s ability to incur indebtedness is limited such that its asset coverage must equal at least 200% immediately after each time it incurs indebtedness, the Company generally has to invest at least 70% of its total assets in “qualifying assets” and the Company is not generally permitted to invest in any portfolio company in which Ares or any of its affiliates currently has an investment. In addition, the Company elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code. As a RIC the Company must, among other things, meet certain income source and asset diversification requirements.

                The Company believes that the extent of its board’s (and its committees’) role in risk oversight complements its board’s leadership structure because it allows the Company’s independent directors, through the two fully independent board committees, executive sessions with the Chief Compliance Officer, auditor and independent valuation providers, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.

The Company believes that board roles in risk oversight must be evaluated on a case by case basis and that its existing board role in risk oversight is appropriate.  However, the Company continually re-examines the manners in which the board administers its oversight function on an ongoing basis to ensure that they continue to meet the Company’s needs.

Audit Committee

The members of the audit committee are Messrs. Coltharp, O’Bryan and Siegel, each of whom is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. Mr. Coltharp serves as chairman of the audit committee. The board of directors has adopted a charter for the audit committee, which is available on the Company’s website (http://www.arescapitalcorp.com).

The audit committee is responsible for approving the Company’s independent accountants and recommending them to its board of directors for approval and submission to its stockholders for ratification, reviewing with its independent accountants the plans and results of the audit engagement, approving professional services provided by its independent accountants, reviewing the independence of its independent accountants and reviewing the adequacy of its internal accounting controls.

The audit committee is also responsible for aiding the Company’s board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The audit committee also currently receives input from independent valuation firms that have been engaged at the direction of the board to value certain of the Company’s portfolio investments. The Company’s board of directors has determined that Douglas E. Coltharp and Frank E. O’Bryan are each an “audit committee financial expert” within the meaning of the rules of the Commission.

Nominating Committee

The members of the nominating committee are Messrs. Coltharp, O’Bryan and Siegel, each of whom is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. Mr. Siegel serves as chairman of the nominating committee. The Company’s board of directors has adopted a charter for the nominating committee, which is available on the Company’s website (http://www.arescapitalcorp.com). The nominating committee is responsible for selecting, researching and nominating directors for election by the Company’s stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and the Company’s management.

The nominating committee’s policy is to identify potential nominees based on suggestions from the President of the Company, members of the nominating committee, other members of the board of directors, other executive officers and stockholders and by other means, and to evaluate such persons as a committee. In addition, from time to time, the board of directors may determine that it requires a director with a particular expertise or qualification and will actively recruit such a candidate.

~~Qualified~~In considering which persons to nominate as directors for election by stockholders, the Company’s board of directors and its nominating committee consider the diversity of skills, experiences and perspectives of candidates. The nominating committee has adopted certain policies regarding director nominations that provide that the Board shall take into account candidates that represent a range of backgrounds and experience. As required by such policies, qualified candidates for membership on the board of directors will be considered without regard to race, color, creed, religion, national origin, age, gender, sexual orientation or disability. The nominating committee will review and evaluate each candidate’s character, judgment, skills (including financial literacy), background, experience and other qualifications (without regard to whether a nominee has been recommended by the Company’s stockholders), as well as the overall composition of the board of directors, and recommend to the board of directors for its approval the slate of directors to be nominated for election at the annual meeting of the Company’s stockholders. In general, the Company seeks a board of directors that includes a diversity of perspectives and a broad range of experiences and includes individuals that possess backgrounds, skills, expertise and attributes that allow them to function collaboratively and effectively together in their oversight of the Company. The Company’s board of directors and its nominating committee periodically review board composition and the policies with respect thereto and as part of this review, the nominating committee evaluates the effectiveness of its policies, including the provisions with respect to diversity.

In considering possible candidates for election as a director, the nominating committee takes into account, in addition to such other factors as it shall deem relevant, the desirability of selecting directors who:

•      are of high character and integrity;

•      are accomplished in their respective fields, with superior credentials and recognition;

•      have relevant expertise and experience upon which to be able to offer advice and guidance to management;

•      have sufficient time available to devote to the affairs of the Company;

•      are able to work with the other members of the board of directors and contribute to the success of the Company;

•      can represent the long-term interests of the Company’s stockholders as a whole; and

•      are selected such that the board of directors represents a range of backgrounds and experience.

The nominating committee also considers all applicable legal and regulatory requirements that govern the composition of the Company’s board of directors.

The nominating committee may consider recommendations for nomination of directors from the Company’s stockholders. Nominations made by stockholders must be delivered to or mailed (setting forth the information required by the Bylaws) and received at the Company’s principal executive offices not earlier than 150 days nor fewer than 120 days in advance of the first anniversary of the date on which the Company first mailed its proxy materials for the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting has changed by more than 30 days from the prior year, the nomination must be received not earlier than the 150th day prior to the date of such annual meeting nor later than the later of (1) the 120th day prior to the date of such annual meeting or (2) the 10th day following the day on which public announcement of such meeting date is first made.

In addition to information regarding the nominating stockholder as set forth in the Bylaws, a stockholder’s notice shall set forth as to each individual whom the stockholder proposes to nominate for election or reelection as a director:

•      the name, age, business address and residence address of such individual;

•      the class, series and number of any shares of stock of the Company that are beneficially owned by such individual;

•      the date such shares were acquired and the investment intent of such acquisition;

•      whether such stockholder believes any such individual is, or is not, an “interested person” of the Company, as defined in the Investment Company Act or is, or is not, “independent” as set forth in the requirements established by The NASDAQ Global Select Market or any other exchange or automated quotation service on which the Company’s securities are listed, and information regarding such individual that is sufficient, in the discretion of the board of directors or any committee thereof or any authorized officer of the Company, to make either such determination; and

•      all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

All nominees properly submitted to the Company (or which the nominating committee otherwise elects to consider) will be evaluated and considered by the members of the nominating committee using the same criteria as nominees identified by the nominating committee itself.

Compensation Committee

The Company does not have a compensation committee because its executive officers do not receive any direct compensation from the Company.

Communications Between Stockholders and the Board of Directors

The board of directors welcomes communications from the Company’s stockholders. Stockholders may send communications to the board of directors, or to any particular director, to the following address: c/o Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. Stockholders should indicate clearly the director or directors to whom the communication is being sent so that each communication may be forwarded directly to the appropriate director(s).

Code of Conduct

The Company has adopted a code of conduct which applies to, among others, its officers, including its President and its Chief Financial Officer, as well as the members of the board of directors. The Company’s code can be accessed via the Company’s website (http://www.arescapitalcorp.com). The Company intends to disclose any amendments to or waivers of required provisions of the code on the Company’s website.

COMPENSATION DISCUSSION AND ANALYSIS

The Company’s executive officers do not receive any direct compensation from the Company. The Company does not currently have any employees and does not expect to have any employees. Services necessary for its business are provided by individuals who are employees of the Company’s investment adviser, Ares Capital Management LLC (“Ares Capital Management”), and the Company’s administrator, Ares Operations LLC (“Ares Administration”), pursuant to the terms of its investment advisory and management agreement and its administration agreement. Each of the Company’s executive officers is an employee of Ares Administration and/or Ares Capital Management. The Company’s day-to-day investment operations are managed by its investment adviser. Most of the services necessary for the origination and administration of the Company’s investment portfolio are provided by investment professionals employed by Ares Capital Management. In addition, the Company reimburses Ares Administration for its allocable portion of expenses incurred by Ares Administration in performing its obligations under the administration agreement, including its allocable portion of the cost of the Company’s officers and their respective staffs, and Ares Capital Management for certain expenses under the investment advisory and management agreement.

Under the investment advisory and management agreement, the Company’s investment adviser earned approximately $63.7 million in fees for the year ended December 31, 2009. In addition, during 2009, Ares Administration incurred approximately $4.0 million of expenses that are allocable to the Company under the administration agreement and the investment adviser incurred approximately $2.5 million of expenses that are allocable to the Company under the investment advisory and management agreement.

In addition, in 2009, pursuant to a services agreement between the Company’s wholly owned portfolio company, Ivy Hill Asset Management, L.P. (“IHAM”), and the investment adviser, the investment adviser incurred approximately $0.5 million of expenses that are allocable to IHAM under such services agreement.

The Company has entered into indemnification agreements with each of its current directors and certain of its officers and members of its investment adviser’s investment committee and intends to enter into indemnification agreements with each of its future directors and certain of its future officers and future members of its investment adviser’s investment committee. The indemnification agreements provide these directors, officers and other persons the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of the Company’s investment adviser’s investment committee in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer or member of the Company’s investment adviser’s investment committee.

DIRECTOR COMPENSATION TABLE

The following table shows information regarding the compensation earned or paid to the Company’s directors, none of whom is an employee of the Company, for the fiscal year ended December 31, 2009. No compensation is paid by the Company to directors who are or are being treated as “interested persons.” No information has been provided with respect to executive officers of the Company who are not directors since its executive officers do not receive any direct compensation from the Company.

Name	Fees Earned or Paid in Cash(1)	Total
Independent Directors
[Ann Torre Bates(2)	None	None]
Douglas E. Coltharp	$ ~~[136,000]~~133,000	$ ~~[136,000]~~133,000
Frank E. O’Bryan	$ ~~[120,000]~~117,500	$ ~~[120,000]~~117,500
Gregory W. Penske	$ ~~[63,000]~~62,500	$ ~~[63,000]~~62,500
Eric B. Siegel	$ ~~[133,000]~~130,000	$ ~~[133,000]~~130,000
Interested Directors
Michael J. Arougheti	None	None
[Antony P. Ressler(2)	None	None]
Robert L. Rosen(~~2~~3)	None	None
Bennett Rosenthal	None	None

(1)                                  For a discussion of the independent directors’ compensation, see below.

[(2)                              Ms. Bates and Mr. Ressler became directors in April 2010.]

(~~2~~3)                            While Mr. Rosen did not receive any compensation from the Company for the fiscal year ended December 31, 2009, he did receive $~~[140,000]~~117,500 from Ares Management for such period in connection with his service as a director of the Company.

The independent directors receive an annual fee of $75,000. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee receives an annual fee of $5,000 and each chairman of any other committee receives an annual fee of $2,000 for his additional services in these capacities. In addition, the Company purchases directors’ and officers’ liability insurance on behalf of its directors and officers. Independent directors have the option to receive their directors’ fees paid in shares of the Company’s common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to it. For example, the Company has a code of conduct that generally prohibits any employee, officer or director from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Company. Waivers to the code of conduct can generally only be obtained from the chief compliance officer, the chairman of the board of directors or the chairman of the audit committee of the board of directors and are publicly disclosed as required by applicable law and regulations. In addition, the audit committee of the board of directors is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K).

As a BDC, the Investment Company Act also imposes regulatory restrictions on the Company’s ability to engage in certain related-party transactions. For example, without obtaining an exemptive order from the Commission, the Company would not generally be permitted to invest in any portfolio company in which Ares currently has an investment (although the Company may co-invest on a concurrent basis with funds managed by Ares, subject to compliance with existing regulatory guidance, applicable regulations and allocation procedures). The Company has separate policies and procedures that have been adopted to ensure that it does not enter into any such prohibited transactions without seeking necessary approvals from its board of directors or the Commission.

The Company is party to an investment advisory and management agreement with Ares Capital Management, whose manager and sole member is Ares Management, an entity in which certain members of the Company’s senior management and its chairman of the board have indirect ownership and financial interests. Certain members of the Company’s senior management also serve as principals of other investment managers affiliated with Ares Management that may in the future manage investment funds with investment objectives similar to the Company’s investment objective. In addition, certain of the Company’s executive officers and directors and the members of the investment committee of the Company’s investment adviser, Ares Capital Management, serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business as the Company’s or of investment funds managed by the Company’s affiliates. Accordingly, the Company may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with Ares Management. However, the Company’s investment adviser and other members of Ares intend to allocate investment opportunities in a fair and equitable manner that meets the Company’s investment objective and strategies so that it is not disadvantaged in relation to any other client. The address of Ares Capital Management LLC is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Pursuant to the terms of the administration agreement, Ares Administration currently provides the Company with administrative services necessary to conduct its day-to-day operations. Ares Management is the sole member of and controls Ares Administration. The address of Ares Administration is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

The Company’s wholly owned portfolio company, IHAM, is party to a services agreement with Ares Capital Management. Pursuant to the terms of the services agreement, Ares Capital Management provides IHAM with the facilities, investment advisory services and administrative services necessary for the operations of IHAM. IHAM reimburses Ares Capital Management for the costs and expenses incurred by Ares Capital Management in performing its obligations under the services agreement.

The Company leases office facilities directly from a third party. In addition, it has a sublease agreement with Ares Management whereby Ares Management subleases approximately 25% of the Company’s office space for a fixed rent equal to 25% of the basic annual rent payable by the Company under its lease, plus certain additional costs and expenses.  The Company recently entered into a new office lease pursuant to which it will lease new office facilities from a third party. It is expected that the Company will start paying rent on the new office space in the first quarter of 2011. The Company ~~also expects to enter~~has entered into separate subleases with Ares Management and IHAM for their respective use of the new office space.

The Company has also entered into a license agreement with Ares pursuant to which Ares has granted it a non-exclusive, royalty-free license to use the name “Ares.” Under this agreement, the Company will have a right to use the Ares name for so long as Ares Capital Management or one of its affiliates remains its investment adviser. Other than with respect to this limited license, the Company has no legal right to the “Ares” name. This license agreement will remain in effect for so long as the investment advisory and management agreement with its investment adviser is in effect.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee and the Company’s board of directors, including a majority of the non-interested directors, have selected KPMG LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2010 and are submitting the selection of KPMG LLP to the stockholders for ratification.

If the stockholders fail to ratify the selection, the audit committee and the board of directors will reconsider whether or not to retain KPMG LLP. Even if the selection is ratified, the audit committee and the board of directors may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

KPMG LLP has advised the Company that neither the firm nor any present member or associate of it has any financial interest, direct or indirect, in the Company or its affiliates.

The Company expects that a representative of KPMG LLP will be present at the Annual Meeting, will have an opportunity to make a statement if he or she so chooses and will be available to answer questions.

The Company engaged KPMG LLP to act as its independent registered public accounting firm for 2009.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following are aggregate fees billed to the Company by KPMG LLP during each of the last two fiscal years:

	Fiscal Year Ended December 31
	2009		2008
Audit Fees	$ ~~[~~697,246	~~]~~	$563,702
Audit-Related Fees	~~[~~90,000	~~]~~	80,000
Tax Fees	~~[~~305,250	~~]~~	483,250
All Other Fees	~~[~~0	~~]~~	0
Total Fees	$ ~~[~~1,092,496	~~]~~	$1,126,952

Audit Fees

Audit fees consist of fees billed for professional services rendered for the audit of the Company’s consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings.

Audit Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and are not reported under “Audit Fees.”

Tax Fees

Tax fees consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, customs and duties, mergers and acquisitions and international tax planning.

All Other Fees

All other fees consist of fees for products and services other than the services reported above.

The audit committee, or the chairman of the audit committee to whom such authority was delegated by the audit committee, must pre-approve all services provided by the independent registered public accounting firm. Any such pre-approval by the chairman must be presented to the audit committee at its next scheduled meeting. The audit committee has also adopted policies and procedures for pre-approving certain non-prohibited work performed by the Company’s independent registered public accounting firm. Specifically, the committee has pre-approved the use of KPMG for detailed, specific types of services within the following categories: permitted audit, audit-related, tax and other. In each case, the committee has also set a specific annual limit on the amount of such services which the Company may obtain from the Company’s independent registered public accounting firm. The audit committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

Notwithstanding anything to the contrary set forth in any of the Company’s previous filings under the Securities Act of 1933 or the Exchange Act that might incorporate future filings, including this proxy statement, in whole or in part, the following Report of the Audit Committee shall not be deemed to be “soliciting material” or to be “filed” with the Commission, nor shall such information be incorporated by reference into any such filings under the Securities Act of 1933 or the Exchange Act.

REPORT OF THE AUDIT COMMITTEE

The role of the Audit Committee of the board of directors of Ares Capital Corporation (the “Company”) is to assist the board of directors in fulfilling its oversight responsibilities by (1) overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements and internal control over financial reporting and (2) reviewing the financial reports and other financial information provided by the Company to the public. However, it is not the Audit Committee’s duty to plan or conduct the audits or to determine that the Company’s financial statements are complete, accurate and in accordance with generally accepted accounting principles or that its internal control over financial reporting is effective. The Company’s management is responsible for the preparation, presentation and integrity of its financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

The independent accountants are responsible for performing an independent audit of the Company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States of America and for auditing and reporting on the effectiveness of the Company’s internal control over financial reporting.

The Audit Committee has reviewed and discussed the Company’s audited financial statements, along with management’s assessment of the effectiveness of the Company’s internal control over financial reporting and the independent registered public accounting firm’s evaluation of the Company’s internal control over financial reporting, with management and with KPMG LLP, the Company’s independent registered public accounting firm for 2009. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Audit Committee has received from KPMG LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and have discussed with the independent registered public accounting firm its independence.

The board of directors has determined that each member of the Audit Committee is independent for purposes of the Investment Company Act of 1940 and The NASDAQ Global Select Market corporate governance regulations. The board of directors has also determined that each member is able to read and understand fundamental financial statements, as such qualifications are defined under the rules of The NASDAQ Global Select Market corporate governance regulations, and that Messrs. Coltharp and O’Bryan are each an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission (the “Commission”).

Based on the review and discussions referred to above, the Audit Committee has recommended to the board of directors that the audited consolidated financial statements for the year ended December 31, 2009 be included in the Company’s Annual Report on Form 10-K for such year for filing with the Commission. In addition, the Audit Committee has approved, and recommended to the board of directors that it approve, KPMG LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and that the selection of KPMG LLP be submitted to the Company’s stockholders for ratification.

The Audit Committee

Douglas E. Coltharp (Chairman)
Frank E. O’Bryan
Eric B. Siegel

The affirmative vote of at least a majority of the votes cast at the Annual Meeting is required for ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010. The persons named in the accompanying proxy intend to vote proxies received by them in favor of this proposal unless a choice “Against” or “Abstain” is specified.

The board of directors, based on the approval and recommendation of the audit committee, recommends voting for ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010.

PROPOSAL 3: AUTHORIZATION OF THE COMPANY TO SELL OR OTHERWISE ISSUE SHARES OF ITS COMMON STOCK AT A PRICE BELOW ITS THEN CURRENT NET ASSET VALUE PER SHARE SUBJECT TO THE CONDITIONS SET FORTH IN THIS PROPOSAL

The Company is a closed-end investment company that has elected to be regulated as a BDC under the Investment Company Act. As a BDC, the Company is generally prohibited from issuing its common stock at a price below net asset value per share (“NAV”) unless it meets certain conditions, including obtaining stockholder approval.

As a result, the Company is seeking the approval of its common stockholders so that it may, in one or more public or private offerings of its common stock, sell or otherwise issue shares of its common stock, not exceeding ~~[   ]~~25% of its then outstanding common stock, at a price below the then current NAV, subject to the conditions set forth in this proposal. If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Annual Meeting and the date of the Company’s 2011 Annual Meeting of Stockholders, which is expected to be held in ~~[~~May~~]~~ 2011.

The Company’s board of directors, including a majority of the board of directors who have no financial interest in this proposal and a majority of the non-interested directors, has approved this proposal as in the best interests of the Company and its stockholders and recommends it to the stockholders for their approval. Upon obtaining the requisite stockholder approval, the Company will comply with the conditions described below in connection with any financing undertaken pursuant to this proposal. See below for a discussion of the risks of dilution.

Background and Reasons to Offer Common Stock Below NAV

Beginning in 2007, the U.S. capital markets entered into a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions.  These factors accelerated during the last half of 2008, and the number of investors selling assets because they had to repay debt or meet equity redemption requirements or other obligations increased significantly during the last half of 2008 and first half of 2009. This created forced selling that negatively impacted valuations of debt securities in most markets. The negative pressure on valuations contributed to significant unrealized write-downs of debt investments of many finance companies, including investments in the Company’s portfolio.

As a BDC and a regulated investment company (“RIC”) for tax purposes, the Company is dependent on its ability to raise capital through the issuance of its common stock. RICs generally must distribute substantially all of their earnings to stockholders as dividends in order to achieve pass-through tax treatment, which prevents the Company from using those earnings to support operations, which may include new investments (including investments into existing portfolio companies). Further, BDCs must meet a debt to equity ratio of less than 1:1 in order to incur debt or issue senior securities, which requires the Company to finance its investments with at least as much equity as debt and senior securities in the aggregate. The Company’s debt facilities also require that it maintain a debt to equity ratio of less than 1:1.

Even though the underlying performance of a particular portfolio company may not indicate an impairment or its inability to repay all principal and interest in full, volatility in the debt capital markets may negatively impact the valuations of debt investments and result in unrealized write-downs of those debt investments. These unrealized write-downs, as well as unrealized write-downs based on the underlying performance of the Company’s portfolio companies, if any, negatively impact stockholders’ equity and the resulting debt to equity ratio.

Exceeding the 1:1 debt to equity ratio could have severe negative consequences for a BDC, including the inability to pay dividends, breaching debt covenants and failure to qualify for tax treatment as a RIC. Although the Company does not currently expect that it will exceed this 1:1 debt to equity ratio, the markets it operates in and the general economy may be volatile and uncertain. Volatility in the capital markets and the resulting negative pressure on debt investment valuations could impact the Company’s asset valuations, stockholders’ equity and the Company’s debt to equity ratio.

Also, as a result of the recent market disruption, the Company saw a reduction in competition, a widening of interest spreads and generally more conservative capital structures and deal terms. The Company believes that these changes in the capital markets have created and will continue to create favorable opportunities to invest at attractive risk-adjusted returns. However, the recent market disruption contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While levels of market disruption and volatility ~~appear to be improving~~have improved, there can be no assurance that they will not worsen. If these adverse market conditions return, the Company and other companies in the financial services sector may not have access to sufficient debt and equity capital in order to take advantage of favorable investment opportunities. In addition, the debt capital that will be available, if any, may be at a higher cost and on less favorable terms and conditions in the future.

The following table sets forth, for each fiscal quarter during the last three fiscal years and the first quarter of the current fiscal year, the net asset value per share of the Company’s common stock, the range of high and low closing sales prices of its common stock as reported on The NASDAQ Global Select Market and the closing sales price as a percentage of NAV. On [      ], 2010, the last reported closing sales price of the Company’s common stock on The NASDAQ Global Select Market was $[      ] per share, which represented a premium of approximately [   ]% to the net asset value per share reported by the Company as of December 31, 2009.

		Price Range				High Sales Price	Low Sales Price
	NAV(1)	High		Low		to NAV(2)	to NAV(2)
Year ended December 31, 2007
First Quarter	$15.34		$20.46		$17.82	133.4%	116.2%
Second Quarter	$15.84		$18.84		$16.85	118.9%	106.4%
Third Quarter	$15.74		$17.53		$14.92	111.4%	94.8%
Fourth Quarter	$15.47		$17.47		$14.40	112.9%	93.1%
Year ended December 31, 2008
First Quarter	$15.17		$13.81		$11.65	91.0%	76.8%
Second Quarter	$13.67		$12.98		$10.08	95.0%	73.7%
Third Quarter	$12.83		$12.60		$9.30	98.2%	72.5%
Fourth Quarter	$11.27		$10.15		$3.77	90.1%	33.5%
Year ended December 31, 2009
First Quarter	$11.20		$7.39		$3.21	66.0%	28.7%
Second Quarter	$11.21		$8.31		$4.53	74.1%	40.4%
Third Quarter	$11.16		$11.02		$7.04	98.7%	63.1%
Fourth Quarter	$11.44		$12.71		$10.21	111.1%	89.2%
Year ending December 31, 2010
First Quarter ~~(through [ ], 2010)~~	*	$	~~[ ]~~14.82	$	~~[ ]~~11.75	*	*
Second Quarter (through April [28], 2010)	*	$	[16.27]	$	[14.92]	*	*

(1)                                 NAV is determined as of the last day in the relevant quarter and therefore may not reflect NAV on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of the relevant quarter.

(2)                                 Calculated as the respective high or low closing sales price divided by NAV.

*                                        Net asset value has not yet been calculated for this period.

The Company’s common stock has historically traded at prices both above and below its net asset value. It is not possible to predict whether its common stock will trade at, above or below NAV in the future.

The recent market disruption described above led to significant stock market volatility, particularly with respect to the stock of financial services companies, including the Company. During times of increased price volatility, the Company’s common stock may trade with more volatility and below its NAV, which is not uncommon for BDCs like it. As noted above, however, the market conditions also have created, and the Company believes will continue to create, favorable opportunities to invest at attractive risk-adjusted returns, including opportunities that, all else being equal, may increase NAV over the longer-term, even if financed with the issuance of common stock below NAV. Stockholder approval of the proposal to sell shares of the Company’s common stock below NAV, subject to the conditions set forth in this proposal, would provide the Company with the flexibility to invest in such opportunities.

The board of directors believes that having the flexibility to issue common stock below NAV in certain instances is in the best interests of the Company and its stockholders. This would provide added financial flexibility to comply with BDC and credit facility requirements, including the 1:1 debt to equity ratio, and would provide access to capital markets to pursue attractive investment opportunities. It could also minimize the likelihood that the Company would be required to sell assets that the Company would not otherwise sell, which sales could occur at times that are disadvantageous to the Company.

While the Company’s common stock is currently trading above NAV, it is seeking stockholder approval now in order to provide flexibility if the trading price of its common stock falls below NAV and it desires to issue shares of its common stock below NAV, which typically must be undertaken quickly. The final terms of any such sale will be determined by the board of directors at the time of issuance and the shares of common stock will not include preemptive rights. Also, because the Company’s common stock is currently trading above NAV and it has no immediate plans to issue any shares of its common stock, it is impracticable to describe the transaction or transactions in which such shares of common stock would be issued. Instead, any transaction where the Company issues such shares of common stock, including the nature and amount of consideration that would be received by the Company at the time of issuance and the use of any such consideration, will be reviewed and approved by the board of directors at the time of issuance. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such issuance in accordance with the terms of this proposal. If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Annual Meeting and the date of the Company’s 2011 Annual Meeting of Stockholders, which is expected to be held in ~~[~~May~~]~~ 2011.

Example of Dilutive Effect of the Issuance of Shares Below NAV

Company XYZ has 1,000,000 total shares of common stock outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The NAV of the common stock of Company XYZ is $10.00.

The following table illustrates the reduction to NAV and the dilution experienced by Stockholder A following the sale of 40,000 shares of the common stock of Company XYZ at $9.50 per share, a price below its NAV.

	Prior to Sale Below NAV	Following Sale Below NAV		Percentage Change
Reduction to NAV
Total Shares Outstanding	1,000,000	1,040,000		4.0%
NAV	$10.00	$9.98		(0.2)%
Dilution to Stockholder A
Shares Held by Stockholder A	10,000	10,000	(1)	—
Percentage Held by Stockholder A	1.00%	0.96%		(3.8)%
Total Interest of Stockholder A	$100,000	$99,808		(0.2)%

(1)                                  Assumes that Stockholder A does not purchase additional shares in the equity offering of shares below NAV.

Conditions to Sales Below NAV

If stockholders approve this proposal, the Company will only issue shares of its common stock at a price below NAV pursuant to this stockholder proposal if the following conditions are met:

•                  a “required majority” of the Company’s directors have determined that any such sale would be in the best interests of the Company and its stockholders; and

•                  a “required majority” of the Company’s directors, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of the Company of firm commitments to purchase such common stock or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

Under the Investment Company Act, a “required majority” of directors means both a majority of the Company’s directors who have no financial interest in the transaction and a majority of the Company’s directors who are not interested persons of the Company. For these purposes, directors will not be deemed to have a financial interest solely by reason of their ownership of the Company’s common stock.

Prior to the time of issuance, the board of directors may determine to issue shares of the Company’s common stock below NAV in a registered public offering or in a private placement either with or without an obligation to seek to register their resale at the request of the holders. The board of directors may also determine to use an underwriter or placement agent to assist in selling such shares of common stock if it concludes that doing so would assist in marketing such securities on favorable terms.

Key Stockholder Considerations

Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of shares of the Company’s common stock at a price that is less than NAV and the expenses associated with such issuance. Any sale of common stock at a price below NAV would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro rata basis. This dilution would include reduction in NAV as a result of the issuance of shares at a price below NAV and a proportionately greater decrease in a stockholder’s interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance.

The Investment Company Act establishes a connection between common stock sale price and NAV because, when stock is sold or otherwise issued at a sale price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer. The board of directors of the Company will consider the potential dilutive effect of the issuance of shares at a price below NAV when considering whether to authorize any such issuance pursuant to the stockholder approval being sought here.

Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance pursuant to this proposal, and thus any future issuance of common stock at a price below NAV will dilute such stockholders’ holdings of common stock as a percentage of shares outstanding to the extent such stockholders do not purchase sufficient shares in the offering or otherwise to maintain their percentage interest. Further, if current stockholders of the Company do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.

As discussed above, it should be noted that the maximum number of shares issuable below NAV that could result in such dilution is limited to ~~[   ]~~25% of the Company’s then outstanding common stock.

The affirmative vote of at least a “majority,” as defined in the Investment Company Act, of (1) the outstanding shares of the Company and (2) the outstanding shares of the Company held by persons that are not affiliated persons of the Company, is required to approve this proposal. Under the Investment Company Act, the vote of holders of a “majority” means the vote of the holders of the lesser of (a) 67% or more of the outstanding shares of the Company’s common stock present at the Annual Meeting or represented by proxy if the holders of more than 50% of the shares of the Company’s common stock are present or represented by proxy or (b) more than 50% of the Company’s outstanding shares of common stock. Absentions and broker non-votes will have the effect of a vote against this proposal.

The board of directors recommends voting for this proposal to authorize the Company to sell or otherwise issue shares of its common stock at a price below its then current NAV subject to the limitations set forth in this proposal.

STOCKHOLDER NOMINATIONS AND PROPOSALS FOR THE 2010 ANNUAL MEETING

Stockholders may present proper nominations of candidates for director or other proposals for inclusion in the Company’s proxy statement and proxy card for consideration at the next annual meeting of stockholders by submitting such nominations or proposals in writing to the Secretary of the Company in a timely manner, calculated in the manner provided in Rule 14a-8(e) of the Exchange Act, applicable state law and the Charter Documents. The Company expects that the 2011 Annual Meeting of Stockholders will be held in ~~[~~May~~]~~ 2011, but the exact date, time and location of such meeting have yet to be determined.

Deadlines for Submitting Stockholder Proposals for Inclusion in the Company’s Proxy Statement and Proxy Card

To be considered timely under Rule 14a-8(e) of the Exchange Act for inclusion in the Company’s proxy statement and proxy card for a regularly scheduled annual meeting, a stockholder’s nomination of a candidate for director or other proposal must be received at the Company’s principal executive offices not less than 120 calendar days before the anniversary of the date the Company’s proxy statement was released to stockholders for the previous year’s annual meeting. Accordingly, a stockholder’s nomination of a candidate for director or other proposal must be received no later than ~~[           ],~~January 11, 2011 in order to be included in the Company’s proxy statement and proxy card for the 2011 Annual Meeting.

Deadlines for Submitting Notice of Stockholder Proposals for Consideration at the Company’s Annual Meeting

The deadline for submitting notice of a stockholder’s nomination of a candidate for director or other proposal for consideration at the 2011 Annual Meeting, under the Company’s current Bylaws, is not earlier than the 150th day prior to the first anniversary of the date of release of the proxy statement for the preceding year’s annual meeting nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of release of the proxy statement for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of (1) the 120th day prior to the date of such annual meeting or (2) the tenth day following the day on which public announcement of the date of such meeting is first made. Accordingly, a stockholder’s nomination of a candidate for director or other proposal must be received no earlier than ~~[                 ],~~December 12, 2010 and no later than 5:00 p.m., Eastern Time, on ~~[         ],~~January 11, 2011 in order to be considered at the 2011 Annual Meeting. In order to be considered timely, such notice shall be delivered to the Secretary at the principal executive office of the Company and shall set forth all information required under Section 11 of Article II of the Bylaws.

FINANCIAL STATEMENTS AVAILABLE

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 containing audited financial statements accompanies this proxy statement. Such financial statements are hereby incorporated herein by reference.

Along with this proxy statement, the Company will provide to each stockholder a copy (without exhibits, unless otherwise requested) of its Annual Report on Form 10-K required to be filed with the Commission for the year ended December 31, 2009. Copies of these documents may also be accessed electronically by means of the Commission’s home page on the internet at http://www.sec.gov. Other than the financial statements incorporated by reference above, the Annual Report on Form 10-K is not part of the proxy solicitation materials.

HOUSEHOLDING OF PROXY MATERIALS

The Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year a number of brokers with account holders who are the Company’s stockholders will be “householding” its proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker. Stockholders who currently receive multiple copies of the proxy statement and annual report at their addresses and would like to request “householding” of their communications should contact their brokers.

Important Notice Regarding the Availability of Proxy Materials for the

Annual Meeting of Stockholders to be held on June ~~[7],~~7, 2010

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2009 are available at ~~[~~http://~~materials.proxyvote~~www.edocumentview.com/~~arcc]~~ARCC.

OTHER MATTERS

The board of directors is not aware of any other matters to be presented at the Annual Meeting. Should any other matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such matters.

You are cordially invited to attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, you are requested to complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

Bennett Rosenthal Chairman of the Board of Directors

New York, New York

April ~~[  ],~~30, 2010